================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14F-1


                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                                 ACCESSITY CORP.
        (Exact name of registrant as specified in its corporate charter)

                              ---------------------


          New York                      0-21467                 11-2750412
(State or other jurisdiction    (Commission File Number)       (IRS Employer
      of incorporation)                                      Identification No.)


            3200 University Drive, Suite 201
                   Coral Springs, FL                               33065
        (Address of principal executive offices)                (Zip Code)


                                 (954) 752-6161
              (Registrant's telephone number, including area code)

================================================================================

                                 ACCESSITY CORP.
                        3200 UNIVERSITY DRIVE, SUITE 201
                          CORAL SPRINGS, FLORIDA 33065

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

GENERAL

            This Information Statement is being mailed on or about March 11, 2005, by Accessity Corp., a New York corporation, to the holders of record of shares of our common stock. You are receiving this Information Statement in connection with a share exchange transaction and a merger of our company with and into our wholly-owned subsidiary, Pacific Ethanol, Inc., a Delaware corporation ("PEI Delaware") that will result in our board of directors consisting of five new members and one existing member of our board of directors.

            We have entered into a Share Exchange Agreement dated May 14, 2004 (as amended, the "Share Exchange Agreement") by and among Accessity Corp., Pacific Ethanol, Inc., a California corporation ("PEI California"), Kinergy Marketing, LLC, an Oregon limited liability company ("Kinergy") and ReEnergy, LLC, a California limited liability company ("ReEnergy"), and which is expected to be signed by each of the shareholders of PEI California identified on the signature page thereof, each of the holders of options or warrants to acquire shares of common stock of PEI California identified on the signature page thereof, each of the limited liability company members of Kinergy and each of the limited liability company members of ReEnergy. We have also entered into Amendments No. 1 through 5 to the Share Exchange Agreement by and among, or which is expected to be signed by and among, the parties identified above.

            On or about March 23, 2005, pursuant to and in accordance with the Share Exchange Agreement, we will merge with and into our wholly-owned subsidiary PEI Delaware and will issue to the shareholders of PEI California and the holders of membership interests of Kinergy and ReEnergy an aggregate of approximately 24,469,866 shares of our common stock on the basis of one share of our common stock for each issued and outstanding share of PEI California, 38,750 shares of our common stock for each 1% of the issued and outstanding membership interests of Kinergy and 1,250 shares of our common stock for each 1% of the issued and outstanding membership interests of ReEnergy. In addition, holders of options and warrants to acquire shares common stock of PEI California will receive warrants to acquire an equal number of shares of our common stock.

            Following the consummation of the transactions contemplated by the Share Exchange Agreement and our merger with and into PEI Delaware, we will be a Delaware corporation named Pacific Ethanol, Inc., and PEI California, Kinergy and ReEnergy will be our wholly-owned subsidiaries. Further, upon the effectiveness of the merger, all issued and outstanding shares of capital stock of Accessity Corp. will become issued and outstanding shares of capital stock of PEI Delaware and all options and warrants to acquire shares of capital stock of Accessity Corp. will become options and warrants to acquire an equal number of shares of capital stock of PEI Delaware.

            All of the foregoing is collectively referred to herein as the "Share Exchange Transaction."

            Under the terms of the Share Exchange Transaction, following our merger with and into PEI Delaware, the members of our board of directors will consist of Kenneth J. Friedman, Neil Koehler, Ryan Turner, Frank P. Greinke, John Pimentel and Terry L. Stone. These persons will be members of our board of directors on or about March 23, 2005, or when the Share Exchange Transaction is consummated, but in no event less than ten days after the date of mailing of this notice.

            This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

            The information contained in this Information Statement concerning PEI California, Kinergy and ReEnergy. and Messrs. Koehler, Turner, Greinke, Pimentel and Stone and the other executive officers of PEI California has been furnished to us by those entities and those persons. We assume no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING ACCESSITY CORP.

            The only class of our voting securities currently outstanding is our common stock. As of March 10, 2005, there were 2,339,414 shares of our common stock outstanding and on or about March 23, 2005, upon consummation of the Share Exchange Transaction, there will be approximately 27,559,280 shares of our common stock outstanding. Each share of common stock is entitled to one vote per share. We have no shares of preferred stock currently outstanding.

INFORMATION CONCERNING OUR CURRENT AND PROPOSED DIRECTORS AND EXECUTIVE OFFICERS

     CURRENT DIRECTORS AND EXECUTIVE OFFICERS

            Each member of our current board of directors serves for staggered three-year terms and until his or her successor is duly elected and qualified. The names, ages and positions held by our current directors and executive officers as of March 10, 2005 are as follows:

NAME                           AGE                     POSITION
----                           ---                     --------

Barry Siegel..............     53     Chairman of the Board, President and Chief
                                      Executive Officer
Philip B. Kart............     54     Senior Vice President, Secretary and Chief
                                      Financial Officer
Kenneth J. Friedman (1)...     50     Director
Bruce S. Udell (1)........     51     Director and Director Nominee

-------------------
      (1) Member of the Audit Committee. The board of directors of Accessity has determined that Accessity does not have a financial expert, as defined in the rules and regulations promulgated by the SEC, sitting on its audit committee.

            BARRY SIEGEL has served as one of Accessity's directors and through December 2003 as Secretary, since Accessity was incorporated. He was elected to the additional post of President in December 2003. He has served since November 1997 as Accessity's Chief Executive Officer and Chairman of the Board. Previously, he served as Accessity's Chairman of the Board, Co-Chief Executive Officer, Treasurer, and Secretary from August 1997 through November 1997. From October 1987 through August 1997, he served as Accessity's Co-Chairman of the Board, Co-Chief Executive Officer, Treasurer, and Secretary.

He also served for more than five years as Treasurer and Secretary of driversshield.com FS Corp., a former wholly-owned subsidiary of Accessity. Mr. Siegel is a Class I director.

            PHILIP KART has served as Secretary of Accessity since December 2003, Senior Vice President and Treasurer since February 2002 and Chief Financial Officer since October 2000. From February 1998 through September 2000, he was Vice President and Chief Financial Officer of Forward Industries, Inc., a Nasdaq SmallCap listed company, and prior to that, from March 1993 to December 1997, he was Chief Financial Officer of Ongard Systems, Inc. Mr. Kart has also held financial management positions with Agrigenetics Corporation and Union Carbide and was with the accounting firm Price Waterhouse Coopers. Mr. Kart is a CPA.

            KENNETH J. FRIEDMAN has served as a director of Accessity since October 1998. Mr. Friedman has for more than five years served as President of the Primary Group, Inc., an executive search consulting firm. Mr. Friedman is a Class II director.

            BRUCE S. UDELL was first elected to be a member of the board of directors of Accessity in September 2002. Since 1976, Mr. Udell has served as President and Chief Executive Officer of Udell Associates, a financial planning firm specializing in life insurance and estate planning. Additionally, since 1998 he has served as President of Asset Management Partners, a registered investment advisor. Mr. Udell is a Class III director.

     PROPOSED DIRECTORS AND EXECUTIVE OFFICERS

            The names, ages and positions to be held by our proposed directors and executive officers as of March 10, 2005 are as follows:

NAME                      AGE                      POSITION
----                      ---                      --------

Neil Koehler...........    46    Chief Executive Officer, President, Chairman of
                                 the Board and Director
Ryan Turner ...........    30    Chief Operating Officer, Secretary and Director
Maria Tharpe...........    49    Chief Financial Officer
Tom Koehler............    44    Vice President, Public Policy and Markets
Frank P. Greinke ......    49    Director
John Pimentel..........    38    Director
Terry L. Stone.........    45    Director
Kenneth J. Friedman....    50    Director

            NEIL KOEHLER has served as Chief Executive Officer of PEI California since its formation in January 2003 and Chairman of the Board since March 2004. Prior to his association with PEI California, Mr. Koehler was the co-founder and General Manager of Parallel Products, one of the first ethanol production facilities in California (and one of only two currently existing ethanol production facilities in California), which was sold to a public company in 1997. Mr. Koehler is also the sole manager and sole limited liability company member of Kinergy, which he founded in September 2000. Mr. Koehler has over 20 years of experience in the ethanol production, sales and marketing industry in the Western United States. Mr. Koehler is the Director of the California Renewable Fuels Partnership and a speaker on the issue of renewable fuels and ethanol production in California. Mr. Koehler is the brother of Tom Koehler. Mr. Koehler has a B.A. degree in Government, from Pomona College and is the brother of Tom Koehler.

            RYAN TURNER is a co-founder of PEI California and has served as Chief Operating Officer, Secretary and a director of PEI California and led the business development efforts of PEI California since its inception in January 2003. Prior to joining PEI California, Mr. Turner served in the management of J & J Farms, a large-scale, diversified agriculture operation of the west side of Fresno County, California for six years, where he guided the production of corn, cotton, tomatoes, melons, alfalfa and asparagus crops and operated a custom beef lot. Mr. Turner has a B.A. degree in Public Policy from Stanford University and is a graduate of the California Agricultural Leadership Program and is currently pursuing an M.B.A. at Fresno State University.

            MARIA THARPE has served as Chief Financial Officer of PEI California since November 2004. Ms. Tharpe joined PEI in June 2004 with over eight years experience in public accounting and over 16 years of experience as a controller and finance director. Prior to joining PEI California, Ms. Tharpe was finance director for a multi-site subsidiary division of Beverly Enterprises, Inc., with operations in California and Nevada.

            TOM KOEHLER has served as Vice President, Public Policy and Markets of PEI California since January 2003. Mr. Koehler is a limited liability company member and manager of ReEnergy, LLC. Mr. Koehler has over 10 years of experience in governmental affairs and marketing in the ethanol industry. As a consultant for the Renewable Fuels Association, Mr. Koehler has played an integral role in expanding the market for ethanol in California and is actively engaged in pursuing the replacement of MTBE with ethanol in the Pacific Northwest and in the Northeastern United States. Mr. Koehler is the brother of Neil Koehler. Mr. Koehler has a B.A. degree in Economics from Oregon State University and is the brother of Neil Koehler.

            FRANK P. GREINKE has served as a director of PEI California since October 2003. Mr. Greinke is currently the CEO and sole owner of SC Fuels, Inc. which, along with its related companies, generates over $1.0 billion in revenues and operates in eleven Western states. SC Fuels, Inc. currently employs over 300 people and services over 20,000 customers. Mr. Greinke is also a director of the Society of Independent Gasoline Marketers of America, the Chairman of the Southern California Chapter of the Young Presidents Organization and serves on the Board of Directors of The Bank of Hemet and on the Advisory Board of Solis Capital Partners, Inc.

            JOHN PIMENTEL has served as a director of PEI California since April 2004. Since 2003, Mr. Pimentel has been a Director with Cagan-McAfee Capital Partners, LLC, where he is responsible for business development, investment structuring, and portfolio company management. Prior to joining Cagan-McAfee Capital Partners, Mr. Pimentel worked with Bain & Company in the firm's Private Equity Group and the general consulting practice from 1998 to 2002. From 1993 to 1996 Mr. Pimentel served as Deputy Secretary for Transportation for the State of California where he oversaw a $4.5 billion budget and 28,000 employees, including the Department of Transportation, the California Highway Patrol, and parts of the Department of Motor Vehicles. Mr. Pimentel has an M.B.A. from Harvard Business School and a B.A. from University of California at Berkeley.

            TERRY L. STONE is a Certified Public Accountant with over thirty years of experience in accounting and taxation. He has been the owner of his own accountancy firm since 1990. Mr. Stone has experience in accounting and taxation in a wide range of industries, including agriculture, manufacturing, retail, equipment leasing, professionals and not-for-profit organizations. Mr. Stone served as a part-time instructor at California State University, Fresno at various times throughout the 1990s and taught classes in taxation, auditing, and financial and management accounting. Mr. Stone also has various professional certifications in addition to his Certified Public Accountant certification, including Series 7 and 66 NASD securities licenses. Mr. Stone has a B.S. in Accounting from California State University, Fresno.

            KENNETH J. FRIEDMAN has been a director of Accessity Corp. since October 1998. Mr. Friedman has for more than five years served as President of the Primary Group, Inc., an executive search consultant.

            William "Bill" Jones is the father-in-law of Ryan Turner. Bill Jones will be a significant stockholder of PEI Delaware upon the consummation of the Share Exchange Transaction. Neil Koehler and Tom Koehler are brothers.

COMPENSATION OF DIRECTORS

            Accessity does not pay its directors any cash compensation for serving on the board of directors. Our 1995 Stock Option Plan does, however, provide that when they are elected to the board and every anniversary thereafter as long as they serve, Accessity's non-employee directors are granted a non-statutory stock option to purchase up to 10,000 shares of Accessity common stock which vests over three years. Prior to February 4, 2002, directors received only 3,000 shares as the annual stock option grant.

BOARD COMMITTEES AND MEETINGS

            Accessity's board of directors serves as the representative of the Accessity shareholders. The board establishes broad corporate policies and oversees Accessity's overall performance. The board is not, however, involved in day-to-day operating details. Members of the board are kept informed of Accessity's business activities through discussion with the chief executive officer, by reviewing analyses and reports sent to them by management, and by participating in board meetings.

            During 2004, Accessity's board of directors held two meetings attended by members of the board either in person or via telephone, and on six occasions approved resolutions by unanimous written consent in lieu of a meeting.

            Accessity's board of directors currently has one standing committee, the Audit Committee. The members of Accessity's Audit Committee in 2004 were Kenneth J. Friedman, Barry J. Spiegel, a former director who resigned from the board in May 2004, and Bruce S. Udell. Neither Mr. Friedman nor Mr. Udell is currently an officer of Accessity or any of its subsidiaries, and both are "independent" under the Nasdaq listing requirements as currently in effect. Mr. Spiegel was an officer of Accessity until August 1, 2003 and was thereafter an independent director until his resignation from the board in May 2004. The Audit Committee held one meeting in 2004. The Audit Committee operates pursuant to a charter approved by Accessity's board of directors. In February 2004, Mr. Friedman and Mr. Udell were re-elected as members of the Audit Committee, with Mr. Friedman designated as Chairman.

            The Audit Committee meets with Accessity's independent auditors at least annually to review the results of the annual audit and discuss the financial statements; recommends to the board the independent auditors to be retained; and receives and considers the accountants' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls.

            Accessity's board of directors does not have a nominating committee because the board of directors has determined that the entire board of directors can efficiently and effectively fulfill this function by using a variety of methods for identifying and evaluating nominees for director, including candidates that may be referred by Accessity's shareholders. Shareholders who desire to recommend candidates for evaluation may do so by contacting Accessity in writing, identifying the potential candidate and providing background information. Candidates may also come to the attention of the board of directors through current members of the board of directors, professional search firms and other persons. In evaluating potential candidates, the board of directors takes into account a number of factors, including among others, the following:

     o    independence from management;
     o    whether the candidate has relevant business experience;
     o    judgment, skill, integrity and reputation;
     o    existing commitments to other businesses;
     o    corporate governance background;
     o financial and accounting background, to enable the board of directors to determine whether the candidate would be suitable for Audit Committee membership; and
     o    the size and composition of the board of directors.

            During the fiscal year ended December 31, 2004, all directors attended at least 75% of the aggregate of the meetings of the board of directors and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

            Section 16(a) of the Securities Exchange Act of 1934, or Exchange Act, requires Accessity's executive officer, directors and persons who beneficially own more than 10% of a registered class of Accessity's equity securities ("reporting persons") to file initial reports of ownership and reports of changes in ownership of Accessity common stock and other equity securities with the SEC. The reporting persons are required by the SEC regulations to furnish Accessity with copies of all reports that they file.

            Based solely upon a review of copies of the reports furnished to Accessity during its fiscal year ended December 31, 2004 and thereafter, or any written representations received by Accessity from reporting persons that no other reports were required, Accessity believes that all Section 16(a) filing requirements applicable to its reporting persons during Accessity's fiscal year end December 31, 2004 were met.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

            The following table shows for the fiscal years ended December 31, 2004, 2003 and 2002, compensation awarded or paid to, or earned by, Accessity's Chief Executive Officer and each of the other most highly compensated executive officers of Accessity who earned more than $100,000 in salary for the year ended December 31, 2004 (the "Named Executive Officers"):


                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                                              COMPENSATION
                                                  ANNUAL COMPENSATION            AWARDS
                                                                               SECURITIES      ALL OTHER
                                                                               UNDERLYING     COMPENSATION
NAME AND PRINCIPAL POSITION                    YEAR    SALARY ($)   BONUS    OPTIONS/SARS(#)      ($)
---------------------------                    ----    ----------   -----    ---------------      ---
Barry Siegel..............................     2004     300,000        --          --              --
Chairman of the Board, President and           2003     300,000        --          --              --
   Chief Executive Officer                     2002     300,000    250,000     110,000          12,500(1)

Philip B. Kart............................     2004     155,000        --          --              --
Senior Vice President, Secretary,              2003     155,000     10,000         --           62,000(2)
   Treasurer and Chief Financial Officer       2002     155,000        --       30,000             --


Steven DeLisi.............................     2004     175,000        --          --              --
President, Sentaur Corp.                       2003     175,000     10,000         --              --
                                               2002      68,654      5,000      50,000             --

--------------------
(1) Reimbursed to Mr. Siegel for direct costs he incurred in connection with his relocation.
(2) Provided to Mr. Kart, upon his relocation, for costs incurred in connection with his relocation.

STOCK OPTION GRANTS AND EXERCISES

            Accessity made no awards of stock options during the last fiscal year to the Named Executive Officers as part of their employment. The following table indicates the number of exercised and unexercised stock options held by each Named Executive Officer as of December 31, 2004.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

                                                   NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                      SHARES                      UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS/SARS
                    ACQUIRED ON     VALUE       OPTIONS/SARS AT FY-END (#)         AT FY-END ($)
NAME                EXERCISE(#)   REALIZED($)   EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
----                -----------   -----------   -------------------------    -------------------------
Barry Siegel......      --            --              80,000/36,667                     0/0
Philip B. Kart....      --            --              65,000/10,000                  $197,438/0
Steven DeLisi.....      --            --              33,333/16,667                     0/0

EQUITY COMPENSATION PLAN INFORMATION

                                 SHARES TO BE
                            ISSUED UPON EXERCISE OF
                                  OUTSTANDING,                                NUMBER OF
                               OPTIONS, WARRANTS     WEIGHTED AVERAGE    SECURITIES AVAILABLE
PLAN CATEGORY                  OR STOCK RIGHTS(#)    EXERCISE PRICE($)   FOR FUTURE ISSUANCE
-------------                  ------------------    -----------------   -------------------

APPROVED BY SHAREHOLDERS:
1995 Plan.....................      377,667                $5.98                 822,333
2004 Plan.....................          --                   --                2,500,000

NOT APPROVED BY SHAREHOLDERS:

Consultant's Warrants ........       25,000                $2.99                     --

EMPLOYMENT AGREEMENTS

            We are party to an employment agreement with Barry Siegel that commenced on January 1, 2002, expired on December 31, 2004 but was amended to extend for three years until December 31, 2007. Mr. Siegel's annual salary is $300,000, and he has been granted stock options, under our 1995 Incentive Stock Option Plan (the "1995 Plan"), providing the right to purchase 60,000 shares of our common stock, in addition to certain other perquisites. His employment agreement provides that following a change of control (as defined in the agreement), we will be required to pay Mr. Siegel (1) a severance payment of 300% of his average annual salary for the past five years, less $100, (2) the cash value of his outstanding but unexercised stock options, and (3) other perquisites should he be terminated for various reasons specified in the agreement. The agreement specifies that in no event will any severance payments exceed the amount we may deduct under the provisions of the Internal Revenue Code. In recognition of the sale of the fleet services business, Mr. Siegel was also awarded a $250,000 bonus, which was paid in February 2002, and an additional grant of 50,000 options.

            We are party to an employment agreement with Philip B. Kart that commenced on January 1, 2002, expired on December 31, 2004 and was amended to extend for one year until December 31, 2005. Mr. Kart's annual salary is $155,000 per annum and he has been granted stock options, under our 1995 Plan, providing the right to purchase 30,000 shares of our common stock, in addition to certain other perquisites, and the applicable percentage for severance payment purposes is 100%. His employment agreement provides that following a change in control (as defined in the agreement), all stock options previously granted to him will immediately become fully exercisable. Mr. Kart's contract also provided for relocation expense payments that were conditioned upon his relocation to our new headquarters, which occurred in early 2003.

            Under an agreement with our wholly owned subsidiary, Sentaur Corp., we are party to an employment agreement with Steven DeLisi that commenced on September 3, 2002, which expired on December 31, 2004. Mr. DeLisi's annual salary is $175,000 per annum and he has been granted stock options, under our 1995 Plan, providing the right to purchase 50,000 shares of our common stock, in addition to certain other perquisites, and the applicable percentage for severance payment purposes is 100%. Mr. DeLisi also participates in a bonus program established for Sentaur Corp. that provides a bonus of 50% of his salary upon the achievement of $25,000 in profits for three consecutive months. During his first twelve months of employment he received an interim bonus of $5,000 for each signed contract. His employment agreement provides that following a change in control (as defined in the agreement), all stock options previously granted to him will immediately become fully exercisable.

        SECURITY OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS, THE CURRENT DIRECTORS, PROPOSED DIRECTORS AND EXECUTIVE OFFICERS

            The following table sets forth certain information as of the consummation of the Share Exchange Transaction on or about March 23, 2005 regarding the beneficial ownership of our common stock by:

     o each person known by us to own beneficially own more than five percent in the aggregate, of the outstanding shares of our common stock;
     o    each of our directors;
     o    each of our executive officers; and
     o    all directors and executive officers as a group.

            Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to the table, we believe each holder possesses sole voting and investment power with respect to all of the shares of common stock owned by that holder, subject to community property laws where applicable. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying notes held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person or group.

            The percentage of share ownership indicated below is based on 27,559,280 shares of common stock outstanding after the consummation of the Share Exchange Transaction.

                                             NUMBER OF SHARES     PERCENTAGE OF
         NAME OF BENEFICIAL OWNER(1)        BENEFICIALLY OWNED   SHARE OWNERSHIP

   William "Bill" Jones....................      2,500,000             9.07%
   Frank P. Greinke (2)....................      1,500,000             5.44%
   Ryan Turner.............................        920,833             3.34%
   Cagan-McAfee Capital Partners, LLC (3)..      1,564,167             5.68%
   Will Lyles (4)..........................      2,000,000             7.26%
   Neil Koehler............................      4,184,792            15.18%
   Tom Koehler.............................        152,872                 *
   John Pimentel...........................            --                --
   Kenneth J. Friedman.....................         73,399                 *
   Maria Tharpe............................            --                --
   Terry L. Stone..........................            --                --
   All directors and executive
     officers as a group (8 persons).......      6,831,896            24.79%

----------------

     *    Less than 1%.

     (1) Messrs. Turner, Neil Koehler, Tom Koehler and Maria Tharpe are executive officers of PEI California and are expected to be our executive officers following consummation of the Share Exchange Transaction. Messrs. Greinke, Turner, Pimentel, Neil Koehler, Friedman and Stone are expected to be our directors following the consummation of the Share Exchange Transaction. Bill Jones is the father-in-law of Ryan Turner. Neil Koehler and Tom Koehler are brothers.

     (2) Represents shares of common stock held by SC Fuels, Inc. Mr. Greinke is the CEO and sole owner of SC Fuels, Inc. and has sole voting and sole investment power over the shares of common stock held by SC Fuels, Inc. The address of SC Fuels, Inc. is 1800 W. Katella, Suite 400, Orange, California 92863.

     (3) The address of Cagan-McAfee Capital Partners, LLC is 10600 N. DeAnza Boulevard, Suite 250, Cupertino, California 95014. Mr. Pimentel, a director of PEI, is a Director of Cagan-McAfee Capital Partners, LLC.

     (4) Consists of 1,194,000 shares of common stock and 806,000 shares of common stock underlying a convertible note held by Lyles Diversified, Inc. Mr. Lyles is the Vice President of Construction of Lyles Diversified, Inc. and has sole voting and sole investment power over the shares of common stock held by Lyles Diversified, Inc. The address of Lyles Diversified, Inc. is 1210 W. Olive, Fresno, California 93728.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            In May 2002 we signed a five and a half year lease to occupy a 7,300 square foot building in Coral Springs, Florida. We terminated this lease on January 14, 2005, and the building was sold, concurrently, by the landlord. This property was owned and operated by B & B Lakeview Realty Corp., two shareholders, Barry Siegel and Ken Friedman, are members of our Board of Directors and a third, Barry Spiegel, was formerly a member of the Board of Directors. The terms of the lease required net rentals increasing in annual amounts from $127,000 to $168,000 plus real estate taxes, insurance and other operating expenses. The lease period commenced in October 2002 and was to terminate five years and six months thereafter. Our company and the landlord each expended approximately $140,000 to complete the interior space. In addition, during July 2002, we pledged $300,000 in an interest bearing account initially as a certificate of deposit, with a Florida bank, (the mortgage lender to B & B Lakeview Realty Corp) as security for our future rental commitments for the benefit of the landlord's mortgage lender. The certificate of deposit was to decline in $100,000 increments on the 36th month, 48th month, and 60th month, as the balance of the rent commitment declined. These funds, along with unpaid and earned interest, were returned us in January 2005 upon the consummation of the sale of the building. We also had a security deposit of $22,000 held by the related party which was also repaid at that time. At our request, the Landlord agreed to sell the building and permit us to terminate this lease early, in exchange for our reimbursing the Landlord for the prepayment penalty that the Landlord incurred due to the early pay off of its mortgage loan. These fees paid to the Landlord equaled far less than our liabilities pursuant to the lease. During the 2004 Period we paid B&B Lakeview Realty rent payments of $145,000. Operating expenses, insurance and taxes, as required by the lease, were generally paid directly to the providers by us.

            In December 2004 we sold certain fully depreciated personal property assets, which we anticipated would be transferred to Mr. Siegel upon consummation of the Share Exchange Agreement. The proceeds, equal to approximately $14,000, were advanced to Mr. Siegel in anticipation of the transaction being completed. Upon learning that this advance was prohibited under Section 402 of the Sarbanes-Oxley Act of 2002, Mr. Siegel repaid the advance in February 2005.

                                   SIGNATURES

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                      ACCESSITY CORP.


Date: March 10, 2005                  By: /s/ Barry Siegel
                                          ---------------------
                                          Barry Siegel,
                                          President and Chief Executive Officer



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